UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                          SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No. 4)*


                      The L.S.Starrett Company

                         (Name of Issuer)


                       Common Stock - Class B

                   (Title of Class of Securities)


                            855668208

                          (CUSIP Number)


                       December 31, 2004

       (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ X ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                          Schedule 13G

 CUSIP No. 855668208                         Page 2 of 5 Pages

1.      NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    George B. Webber; 288 14 3467


2.	  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (  )a   (  )b


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.


              5. SOLE VOTING POWER
NUMBER              81,210
OF
SHARES        6. SHARED VOTING POWER
BENEFICIALLY
OWNED
BY            7. SOLE DISPOSITIVE POWER
EACH                81,210
REPORTING
PERSON        8. SHARED DISPOSITIVE POWER
WITH

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     81,210


10. CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.2%

12. TYPE OF REPORTING PERSON
      IN





                        Schedule 13G

 CUSIP No. 855668208                         Page 3 of 5 Pages

Item 1(a)	Name of Issuer:
          The L.S.Starrett Company

     1(b)	Address of Issuer's Principal Executive Offices:
          121 Crescent Street
          Athol, Massachusetts 01331

Item 2(a)	Name of Person Filing:
          George B. Webber

     2(b)	Address of Principal Business Office or, if none,
          Residence:
          C/O The L.S.Starrett Company
          24500 Detroit Road
          Cleveland, Ohio 44145

     2(c)	Citizenship:
          U.S.

     2(d)	Title of Class of Securities:
          COMMON STOCK - Class B

     2(e)	CUSIP Number:
          855668208

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-
2(b) or (c), check whether the person filing is a:
(a)	[   ]Broker or dealer registered under section 15 of
          the Act (15 U.S.C. 78o);
(b)	[   ]Bank as defined in section 3(a)(6) of the Act (15
          U.S.C. 78c);
(c)	[   ]Insurance company as defined in section 3(a)(19) of the
          Act (15 U.S.C. 78c);
(d)	[   ]Investment company registered under section 8 of the
          Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[   ]An investment adviser in accordance with 240.13d-
          1(b)(1)(ii)(E);
(f)	[   ]An employee benefit plan or endowment fund in
          accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[   ]A parent holding company or control person in
          accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[   ]A savings associations as defined in Section 3(b) of
          the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[   ]A church plan that is excluded from the definition of
          an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[   ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).


                          Schedule 13G

 CUSIP No. 855668208                         Page 4 of 5 Pages


If this statement is filed pursuant to 240.13d-1(c), check this
box [   ].

Item 4(a)	Amount beneficially owned:  81,210

     4(b)	Percent of Class:  6.6%

     4(c)	Number of shares as to which such person has:

      (i)sole power to vote or to direct the vote:  81,210

      (ii)shared power to vote or to direct the vote:

      (iii)sole power to dispose or to direct the disposition of:
          81,210

      (iv)shared power to dispose or to direct the disposition of:


Item 5	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[    ].

Item 6	Ownership of more than Five Percent on behalf of another
person:  NA


Item 7	Identification and Classification of the Subsidiary which
Acquired the Security Being Reported on by the Parent Holding Company:
         NA


Item 8	Identification and Classification of Members of the Group:
         NA


Item 9	Notice of Dissolution of Group:  NA


Item 10	Certifications: NA




                            Schedule 13G

 CUSIP No. 855668208                         Page 5 of 5 Pages


Signature


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


By:  S/GEORGE B. WEBBER

Name: George B. Webber

Dated: January 26, 2005